Morgan, Lewis & Bockius

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Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

July 2, 2024

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on June 20, 2024 File No. 333-277731

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 28, 2024 on the Company’s Registration Statement filed on June 20, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We continue to consider your analysis regarding Securities Act Rules Compliance and Disclosure Interpretation 612.09. In that regard, we note your disclosure at page II-1 that the shareholders received the shares that they seek to resell in consideration for ordinary shares of Cuprina Holdings (BVI) Limited. Please explain the circumstances surrounding their receipt of the shares of Cuprina Holdings (BVI) Limited, including, but not limited to, the timing of the issuance and any consideration provided and, in light of your disclosure at page F-23, the terms of any share subscriptions. Please also clarify whether these shareholders held any shares in Cuprina Holding Pte. Ltd. before the reorganization and, if so, describe the circumstances surrounding the issuance of those shares.

In response to the Staff’s comment, the Company respectfully submits that the Class A Ordinary Shares proposed to be registered for sale under the Registration Statements and sold in a secondary offering were issued and allotted to Ms. Dorea Quek En Qi and Mr. Bryan Teo Ying Jie, collectively referred to as the Resale Shareholders, each a Resale Shareholder, as part of the Company’s internal reorganization. Each of the Resale Shareholders was issued and allotted 810,000 Class A Ordinary Shares in exchange for the 450 ordinary shares each of them held in Cuprina Holdings (BVI) Limited on January 17, 2024.

Pursuant to the relevant subscription agreements entered into between each of the Resale Shareholders, Cuprina Holdings (BVI) Limited, and Cuprina Holding Pte. Ltd. on January 16, 2024, or the Subscription Agreements, each Resale Shareholder agreed to pay $450 and S$225,000 to Cuprina Holdings (BVI) Limited and Cuprina Holding Pte. Ltd., respectively. The payment to Cuprina Holdings (BVI) Limited constituted the subscription of its shares by the Resale Shareholders. The payment to Cuprina Holding Pte. Ltd. constituted the consideration for Cuprina Holding Pte. Ltd. to agree to exchange its 100% equity interest in Cuprina Pte. Ltd., the principal operating subsidiary of the Group, for certain shares in Cuprina Holdings (BVI) Limited. Such payments were not contingent upon the completion of the Company’s initial public offering. The Subscription Agreements were negotiated between the parties on an arm’s length basis.

The Company further submits that neither of the Resale Shareholders held any shares in Cuprina Holding Pte. Ltd. before the internal reorganization.

In addition, for the purpose of the Staff’s continued consideration of the analysis regarding Securities Act Rules Compliance and Disclosure Interpretation 612.09, the Company respectfully submits that it has increased the number of Class A Ordinary Shares to be offered in the Company’s primary offering, or the Primary Offering Shares, from 2,500,000 to 3,750,000 Class A Ordinary Shares. As a result, the Primary Offering Shares now represent approximately 48.9% of the total number of Class A Ordinary Shares issued and outstanding immediately after the initial public offering of the Company, and the number of Class A Ordinary Shares proposed to be registered for sale under the Registration Statements and sold in a secondary offering is expected to be equivalent to 40% of the number of Primary Offering Shares. Accordingly, the Company has revised the cover page of the primary prospectus, as well as pages 11, 41, 51, 136, 137, and Alt-1 of the Registration Statement, to reflect the increased number of Primary Offering Shares.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86.21.8022.8568 or via email at mathew.lewis@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP